UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	December 31, 2010
or

[ ]  TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _____________________

Commission File Number 0-14851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IRET Properties 401(k)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investors Real Estate Trust

3015 16th Street SW, Suite 100

Minot, North Dakota 58701

IRET PROPERTIES 401(k)

Contents

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits—December 31, 2010 and 2009	4
Statement of Changes in Net Assets Available for Benefits—Year Ended December 31, 2010	5
Notes to Financial Statements	6
Supplemental Schedules:
Schedule H, Line 4a—Schedule of Delinquent Participant Contributions—Year Ended December 31, 2010	14
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	15
Signature	16
Exhibit:
Consent of Independent Registered Public Accounting Firm	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Trustee

IRET Properties 401(k)

Minot, North Dakota

We have audited the accompanying statements of net assets available for benefits of IRET Properties 401(k) (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lurie Besikof Lapidus & Company, LLP

Minneapolis, Minnesota
June 29, 2011

IRET PROPERTIES 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Participant Directed Investments, at fair value	$4,470,592	$3,955,698

Cash	203,652	135,388
	4,674,244	4,091,086

Contributions Receivable:
Employer	289,620	409,113
Participant	15,679	24,453

Net assets available for benefits	$4,979,543	$4,524,652

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010
Additions:

Investment income:
Dividends	$174,650
Interest
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	346,755
Common stock	(51,467)
469,938
Contributions:
Employers	508,997
Participants	405,752
Participant rollovers	1,254
916,003
Total additions	1,385,941

Deductions:
Benefits paid to participants	921,592
Insurance premiums	9,458
Total deductions	931,050

Net increase in net assets available for benefits	454,891

Net assets available for benefits at beginning of year	4,524,652

Net assets available for benefits at end of year	$4,979,543

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the IRET Properties 401(k) (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and plan document for a more complete description of the Plan’s provisions.

General
The Plan was initially adopted on January 1, 1995 by IRET Properties, a North Dakota Limited Partnership, which is a subsidiary of Investors Real Estate Trust, a North Dakota real estate investment trust (collectively, the “Company”), and provides certain benefits to the employees of the Company.  Effective February 1, 2010, the Plan was amended and restated to, among other things, revise the eligibility requirements for participation in the Plan.  The Plan is a defined contribution plan, and is a prototype standardized profit-sharing plan. The Company is the Employer. The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility
Effective February 1, 2010, employees may participate in the Plan if they are at least 21 years of age and have completed six consecutive months with at least 160 hours of service each month with the Employer.  Prior to February 1, 2010, employees were eligible to participate in the Plan upon hire if they were at least 21 years of age.

Deferred Savings Contributions
The Plan allows participants to make salary deferral contributions (pre-tax deferrals and/or Roth Deferrals) to the Plan in an amount not in excess of the annual maximum allowed by the Internal Revenue Code, from 1 percent to 100 percent (in 1 percent increments) of compensation.   The deferrals contributed to the Plan by highly-compensated employees will be compared with the deferrals of employees who are not highly compensated, and may be subject to certain limits.  The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $5,500.

Employer Matching Contributions
The Employer has elected to make a safe harbor matching contribution of 100% on participant deferrals, up to 4% of participant compensation.  This matching contribution is made in cash to the participant’s Plan account and is invested as directed by the participant.  This contribution is fully vested at all times and cannot be forfeited, even if the participant terminates employment.

Profit Sharing Contributions
Profit sharing contributions are made based on the discretion of management of the Company. To qualify for a profit-sharing contribution, a participant must satisfy certain eligibility requirements and must work at least one day during the Plan Year.  If a participant terminates employment before the end of the Plan Year, such participant will not receive a profit-sharing contribution for that year unless the participant worked more than 500 hours of service during the Plan Year.  Profit-sharing contributions are allocated among all eligible Plan participants using a pro rata formula based on eligible Plan participant compensation compared to all eligible participants’ compensation.  Participants may choose to invest profit sharing contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing contributions were $270,730 for the year ended December 31, 2010.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

Rollover/Transfer Contributions
The Plan accepts direct rollover contributions of eligible rollover distributions (as defined in the Plan) from qualified retirement plans and 403(b) plans, excluding nondeductible employee contributions, and from eligible 457(b) plans maintained by a state governmental entity.  The Plan accepts indirect rollover contributions of eligible rollover distributions from qualified retirement plans, 403(b) plans and eligible 457(b) plans.  The Plan accepts rollover contributions of pre-tax amounts from traditional IRAs.

Participant Accounts
The Employer remits all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement included in the basic Plan document, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the currently available investment options.

Contributions to purchase common shares of beneficial interest of the Company are used by the Trustee to purchase Investors Real Estate Trust common shares directly on the open market, or to purchase shares of authorized but unissued common shares of beneficial interest directly from the Company if the Company chooses to issue new shares (the Company to date has chosen to issue new shares). Contributions to purchase preferred shares of beneficial interest of the Company are used by the Trustee to purchase Investors Real Estate Trust 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value, in the open market.  Open market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion.

Vesting
Participants are immediately vested in their accounts with respect to participant contributions, employer safe harbor matching contributions, eligible rollovers/transfers, and earnings thereon.  Generally, all of a participant’s years of service with the Employer count toward determining the vested percentage; however, participants must work at least 1000 hours during each Plan Year to earn a year of vesting service.  Effective February 1, 2010, participants vest in Company profit-sharing contributions and earnings thereon based upon the following schedule:

Years of Vesting Service	Vested Percentage
Less than One	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Prior to February 1, 2010, participants are 100% vested in Company profit-sharing contributions and earnings thereon.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

Distributions and Withdrawals
Deferred savings contributions, employer matching contributions and transfer/rollover contributions shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows lump sum, partial payment and installment payment options for payout, if the vested account balance is more than $1,000; however, if the vested account balance is less than $1,000 and the Employer is not instructed what to do with the Plan balance, the participant must take the payout in the form of a lump sum.  Penalties and restrictions may apply to payouts taken from the Plan before a participant has reached the age of 59.5.

Distributions with respect to investment options other than Investors Real Estate Trust common shares of beneficial interest are in the form of cash. Distributions with respect to Investors Real Estate Trust common shares of beneficial interest are in the form of a Direct Registration System statement, except for distributions of fractional shares which are in the form of cash. Any Investors Real Estate Trust common shares of beneficial interest included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Transfer/Rollover Account may be elected at any time.

Notes Receivable from Participants
The Plan does not permit participants to take loans from their account under the Plan.

Forfeited Accounts
Forfeited non-vested accounts may be applied, at the Employer’s discretion, to the payment of the Plan’s administrative expenses and may also be used to reduce future employer profit sharing contributions to the Plan. There were no forfeited non-vested accounts in either of the Plan years ended December 31, 2010 and 2009.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest  income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

Investment Contracts with Insurance Companies
Life insurance and annuity contracts have been purchased as directed by specific Plan participants. These allocated contracts are excluded from the Plan’s statement of net assets available for benefits under the Employee Retirement Income Security Act of 1974 (ERISA) guidelines as the purchase of the contract transfers the obligation to pay the benefits and the related risks to the insurance companies.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid by the Company.  Fees or commissions associated with each of the investment options other than Investors Real Estate Trust common shares of beneficial interest are paid by participants as a deduction from the amount invested or an offset to investment earnings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

New Accounting Standard
In January 2010, the Financial Accounting Standards Board (FASB) issued guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures were effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which were effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Plan’s net assets available for benefits.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2010	2009
Investors Real Estate Trust Common Stock	$1,737,640	$1,824,058
Dodge & Cox Balanced Fund	308,032	*
Federated Max Cap Index Fund #39	304,607	*
Janus Twenty Fund D	277,661	*
Federated Equity Fds Kaufmann CI A	263,577	*

*Less than 5% of the Plan’s net assets available for benefits

4.	Cash

Cash represents funds temporarily invested in the First Western Bank Collective Asset Fund (money market fund) pending allocation to participant accounts and to provide liquidity for fund reallocations and distributions.

5.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;
•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quotes prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of these assets or liabilities; or

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Certificates of deposit: Valued at cost plus accrued interest, which approximates fair value.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s assets measured at fair value are as follows:

2010	Level 1	Level 2	Level 3	Balance
Assets:
Common Stock	$1,737,640	$-	$-	$1,737,640
Mutual Funds:
Equity funds	2,374,076	-	-	2,374,076
Fixed income funds	322,987	-	-	322,987
Certificates of Deposit	-	35,889	-	35,889
Total assets measured at fair value	$4,434,703	35,889	$-	$4,470,592

2009	Level 1	Level 2	Level 3	Balance
Assets:
Common Stock	$1,824,058	$-	$-	$1,824,058
Preferred Stock	71,985	-	-	71,985
Mutual Funds:
Equity funds	1,496,294	-	-	1,496,294
Fixed income funds	207,870	-	-	207,870
Certificates of Deposit	-	355,491	-	355,491
Total assets measured at fair value	$3,600,207	$355,491	$-	$3,955,698

6.	Federal Income Taxes

The Plan is a standardized prototype plan.  The Company is permitted to rely on the opinion letter issued by the Internal Revenue Service to First Western Bank & Trust, the sponsor of the prototype plan upon which the Plan is based, as to the Plan’s compliance, in form, with the qualification requirements of Section 401 of the Internal Revenue Code.  The Internal Revenue Service has determined and informed the Trustee, by a letter dated March 31, 2008, that the Plan and related trust are acceptable under section 401 of the Internal Revenue Code for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 31, 2006. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan will take all necessary steps to maintain its qualified tax status.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS).  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS

7.	Related-Party Transactions

Certain Plan investments are shares of a money market fund and certificates of deposit managed by First Western Bank & Trust.  First Western Bank & Trust is the custodian and trustee as defined by the Plan, and therefore these arrangements qualify as exempt party-in-interest transactions.

8.	Prohibited Transactions

The Plan Sponsor failed to remit to the Plan’s trustee 2010 and 2009 employee contributions totaling approximately $273,217 and $142,031, respectively, within the period prescribed by Department of Labor regulations. In June 2011, the Plan Sponsor deposited $665 to compensate the Plan for lost investment earnings.

9.	Reconciliation of Financial Statements to the IRS Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to the IRS Form 5500.

December 31,
2009

Net assets available for benefits – financial statements	$4,524,652
Life insurance and annuity contracts at December 31, 2009	218,209

Net assets available for benefits – IRS Form 5500	$4,742,861

SUPPLEMENTAL SCHEDULES

IRET PROPERTIES 401(k)

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)
Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: □	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$415,248	$-	$415,248	$-	$-

The Plan Sponsor failed to remit to the Plan’s trustee 2010 and 2009 employee contributions totaling approximately $273,217 and $142,031, respectively, within the period prescribed by Department of Labor regulations. In June 2011, the Plan Sponsor deposited $665 to compensate the Plan for lost investment earnings.

IRET PROPERTIES 401(k)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)
December 31, 2010

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

*	Investors Real Estate Trust	Common Shares of Beneficial Interest		$1,737,640

	Allianz RCM Technology D	Mutual Fund		149,851
	Dodge & Cox Balanced	Mutual Fund		308,032
	Federated Bond	Mutual Fund		43,941
	Federated GNMA Instl	Mutual Fund		32,475
	Federated Income Instl	Mutual Fund		36,595
	Federated Equity Fds Kaufmann Cl A	Mutual Fund		263,577
	Federated Max Cap Index Fund #39	Mutual Fund		304,607
	Federated Mid Cap Index Instl Svc	Mutual Fund		148,929
	Federated Mortgage Instl	Mutual Fund		27,377
	ING Corporate Leaders Trust Series B	Mutual Fund		210,382
	James Small Cap	Mutual Fund		132,439
	Janus Twenty	Mutual Fund		277,661
	Legg Mason Instl	Mutual Fund		32,096
	Oakmark I	Mutual Fund		49,812
	Oppenheimer Main Street A	Mutual Fund		66,468
	Vanguard Explore Inv	Mutual Fund		120,094
	Vanguard Health Care Inv	Mutual Fund		179,339
	Vanguard Life Strategy	Mutual Fund		130,789
	Vanguard High-Yield Corporate Inv	Mutual Fund		99,974
	Vanguard Long-Term Investment-Grade Inv	Mutual Fund		82,625

*	First Western Bank & Trust CD	Certificates of Deposit		35,889
		Interest at 1.0% - 2.25% Maturing through November 2015
*	First Western Bank Collective Asset Fund	Money Market Fund		203,652

				$4,674,244

*  Party-in-interest

**Participant directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IRET PROPERTIES 401(k)

Date: June 29, 2011	Investors Real Estate Trust
/s/ Timothy Mihalick
Timothy Mihalick President and Chief Executive Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-140176, 333-173393) of Investors Real Estate Trust of our report dated June 29, 2011, appearing in this annual report on Form 11-K of the IRET Properties 401(k) as of and for the year ended December 31, 2010.

/s/ Lurie Besikof Lapidus & Company, LLP

Minneapolis, Minnesota
June 29, 2011